O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  ACRAWFORD@OLSHANLAW.COM
DIRECT DIAL:  212.451.2232

November 20, 2015

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	VAALCO Energy, Inc. (“EGY” or the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed November 6, 2015 by Group 42, Inc. et al.
File No. 001-32167

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 13, 2015 (the “Staff Letter”) with regard to the above-referenced Preliminary Consent Statement, filed by Group 42, Inc. (“Group 42”) on November 6, 2015 (the “Consent Statement”), in connection with the consent solicitation to be launched by Group 42 (the “Consent Solicitation”).  We have reviewed the Staff Letter with our client, Group 42, and provide the following responses on Group 42’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

General

1.	Please revise to ensure that all charts and footnotes are legible.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to ensure that all charts and footnotes are legible.

2.	Please characterize the following statements, and all similar statements, as your belief. We have not included page references because your filing does not include page numbers.

•	“The VAALCO management team continues to make severe operational missteps”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 1 of the introductory letter to the Consent Statement.

•	“the Board has sought to insulate itself and management from accountability to shareholders”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 1 of the introductory letter to the Consent Statement.

•	“the extreme and shareholder-unfriendly step of adopting a 10%-trigger poison pill”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 1 of the introductory letter to the Consent Statement.

•	“the ways in which the Board has failed stockholders”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 6 of the Consent Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 20, 2015

•	“that will ensure our collective best interests are being looked after”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 7 of the Consent Statement.

•	“Replacing the current majority of the Board with our Group 42 Nominees will give us the best chance of turning around the Company’s serial underperformance.”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 7 of the Consent Statement.

•	“We can no longer afford to trust that the current Board will look after our best interests.”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 7 of the Consent Statement.

•	“severe and unchecked missteps”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 10 of the Consent Statement.

•	“THE BOARD’S ABYSMAL CORPROATE [sic] GOVERNANCE PRACTICES AND MISALIGNED INTERESTS”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 14 of the Consent Statement.

•	“Clearly, the Board ignored the voice of the VAALCO shareholders in an attempt to prevent us from effecting the change we believe necessary to improve the Company.”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to characterize the above statement as Group 42’s belief or opinion.  Please see page 15 of the Consent Statement.

3.	Please provide support for the following assertions:

•	“the Company has spent $99 million on failed exploration since 2012”

Group 42 acknowledges the Staff’s comment and has revised the above statement in the Consent Statement to be “the Company has spent $108 million on failed exploration since 2012.  Please see page 15 of the Consent Statement.  On a supplemental basis, with respect to the statement above, the values were derived directly from the Company’s public filings with the Commission.  In its most recent Annual Report on Form 10-K, filed with the Commission on March 16, 2015, the Company stated on page F-19, which is attached hereto in Annex A, that “Exploration expense includes $13.3 million, $23.9 million and $37.3 million for dry hole expense in 2014, 2013 and 2012, respectively.”  In its most recent Quarterly Report on Form 10-Q, filed with the Commission on November 9, 2015, the Company disclosed on page 21, which is attached hereto in Annex A, that for the Nine Months Ended September 30, 2015 dry hole costs were $33.502 million.  Group 42 calculated the sum of these numbers to equal $108 million (the prior disclosure of $99 million included the corresponding number from the Company’s 10-Q for the second quarter).

•	“We do not believe the current Board has been acting in the best interests of the stockholders in the sale process.”

Group 42 acknowledges the Staff’s comment and has revised this statement to be “We do not believe the current Board has been effective at overseeing the Company and has failed to improve the value of the Company for the benefit of all stockholders.”  Please see page 21 of the Consent Statement.  On a supplemental basis, with respect to the statement above, Group 42 has identified several ways in which the Board has not been acting in the best interests of the stockholders, including its failure to oversee the management of the Company, its failure to oversee the Company’s internal controls over financial reporting and its unwillingness to work constructively with stockholders, each of which in Group 42’s opinion has lead to a significant decrease in the price of the Company’s stock.

November 20, 2015

•	“The Company has a history of excessive exploration risk without proper hedging”

Group 42 acknowledges the Staff’s comment.  On a supplemental basis, with respect to the statement above, the statement is based on the disclosures made in the Company’s public filings with the Commission.  Specifically, in the latter part of 2014, the Company undertook exploratory drilling in Angola, which Group 42 believes poses significant exploration risk, and included the following statements in each of its Form 10-Qs in 2014: “The Company does not presently have any active hedges in place, but may do so in the future.”  Attached hereto in Annex A are the relevant pages from the 2014 10-Q filings.  In its most recent Form 10-Q, on page 23, which is attached hereto in Annex A, the Company stated: “We had no commodity price derivatives in place as of the date of this report, or throughout 2015 and 2014.”

•	“VAALCO’s management has actually increased their guidance for top-range capex guidance for 2015 from $75 million to $85 million.”

Group 42 acknowledges the Staff’s comment and has revised the above statement to be “VAALCO’s management has actually increased their guidance for top-range capex guidance for 2015 from $75 million to $86 million.”  Please see page 12 of the Consent Statement.  On a supplemental basis, with respect to the statement above, in its “March 2015 Update” Investor Presentation, the Company disclosed on slide 21, which is attached hereto in Annex A, its 2015 capex guidance to be $65-$75 million.  In its “Third Quarter 2015 Supplemental Information” Investor Presentation, the Company disclosed on slide 14, which is attached hereto in Annex A, its 2015 capex guidance to be $83-$86 million.

•	“FAILURE TO HOLD MANAGEMENT ACCOUNTABLE”

Group 42 acknowledges the Staff’s comment.  The above-referenced text is from the following heading in the “Reasons for the Solicitation” section of the Consent Statement: “THE VAALCO BOARD SHOULD BE HELD ACCOUNTABLE FOR ITS FAILURE TO HOLD MANAGEMENT ACCOUNTABLE FOR SERIOUS MISSTEPS THAT HAVE DEPLETED THE COMPANY’S RESOURCES AND DESTROYED SHAREHOLDER VALUE.”  On a supplemental basis, with respect to the statement above, Group 42 believes that it has set forth in the “Reasons for the Solicitation” section of the Consent Statement, numerous examples of what are, in Group 42’s view, serious missteps by the Company’s management that have had a negative impact on the Company’s resources and on shareholder value.  Group 42 believes that the Company’s Board has failed to take sufficient steps to hold management accountable for these decisions, including the fact that Mr. Guidry remains the CEO of the Company and is continued to be well-compensated despite these significant issues and despite Group 42’s calls for the Board not to renew Mr. Guidry’s contract.

Cover Page

4.
We note statements that the board’s interests are not fully-aligned with the interests of all shareholders, because the board members own very little stock. We note that your nominees also own very little stock. Please clarify.

Group 42 acknowledges the Staff’s comment.  On a supplemental basis and in order to clarify, Bradley L. Radoff, one of Group 42’s nominees, beneficially owns 3,975,000 shares of the Company’s common stock, which is approximately 6.8% (of which 1,938,905 shares he owns directly) and together as a group with his affiliated entities and Group 42, may be deemed to beneficially own 6,474,692 shares of common stock, which constitutes approximately 11.1% of the outstanding stock.  In contrast, as disclosed in the Company’s Preliminary Consent Revocation Statement, filed with the Commission on November 16, 2015, all of the Company’s officers and directors as a group own merely 3.4% of the outstanding stock.  On September 26, 2015, the Company entered into a Shareholder Rights Agreement (the “Rights Agreement”), pursuant to which no person is able to exceed 10% in ownership of the Company’s common stock.  Since the group’s ownership predates the Company’s adoption of the Rights Plan, as disclosed on the group’s Schedule 13D, filed with the Commission on September 25, 2015 (the “Schedule 13D”), it is permitted under the Rights Agreement, provided that no member of the group acquire additional shares.  On November 6, 2015, by virtue of their execution of the Joinder Agreement, dated November 6, 2015, each of Messrs. Dickerson, Keane and Schechter were added as parties to the Joint Filing and Solicitation Agreement, dated September 25, 2015, and filed with the Commission with the initial Schedule 13D and thereby added to the group.  Due to the restrictions imposed by the Rights Agreement, none of Messrs. Dickerson, Keane and Schechter could own shares of the Company’s stock if they were to be added to the group.

Background to the Solicitation

5.	Please disclose whether, on August 5, 2015, representatives of Group 42 urged the company to commence a tender offer.

Group 42 acknowledges the Staff’s comment.  Representatives of Group 42 first proposed that the Company commence a self-tender offer on July 24, 2015 in a meeting with the Company’s CEO Steven P. Guidry at the Company’s offices in Houston, Texas.  The potential tender offer was also discussed on August 5, 2015.  Group 42 believes that a self-tender by the Company could increase its value and improve the stock price.  The Consent Statement has been revised to specifically reference the discussions regarding a possible self-tender by the Company.  Please see page 5 of the Consent Statement.

November 20, 2015

How Many Consents Must Be Received in Order to Adopt the Proposals?

6.	We note the statement that Proposal 5 is conditioned on Proposal 2. Please clarify whether Proposal 5 is also conditioned on Proposal 3.

Group 42 acknowledges the Staff’s comment.  On a supplemental basis, Group 42 does not believe that Proposal 5 is conditioned on Proposal 3 because the Company’s Second Amended and Restated Bylaws (the “Bylaws”) provides that “vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.”  Group 42’s interpretation of this provision is that it does not foreclose the shareholders’ ability to fill vacancies and remove and replace directors and therefore Proposal 5 is not conditioned on Proposal 3.

G&A Expenses Are Too High and Continue to Rise

7.
We note your disclosure that the company has failed to announce any specific plans to actually cut G&A costs. We note a similar statement in the next section regarding capital expenditures. Please update this disclosure in light of recent statements by the company.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to reflect the recent statements by the Company mentioned above.  Please see pages 11-12 of the Consent Statement.

Proposal No. 5 – The Election Proposal

8.	Please clarify the sentence stating “Mr. Guidry would be entitled to approximately 1,724,822 as a result of the acceleration of incentive awards.”

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to include a “$” in front of 1,724,822.  Please see page 21 of the Consent Statement.  On a supplemental basis, such number is the sum of $491,796 and $1,233,026, which are amounts disclosed by the Company with respect to Accelerated Restricted Stock Vesting and Accelerated Stock Option Award Vesting, respectively, on page 27 of its Definitive Proxy Statement, filed with the Commission on April 16, 2015 and on page A-26 of its Consent Revocation Statement, filed with the Commission on November 16, 2015, each of which is attached hereto in Annex A.

9.
We note the statement that, if any of your nominees is unable or unwilling to serve, you may designate other nominee or nominees. Please make this consistent with Rule 14a-4(c)(5). Also, given that there is no meeting date, please confirm that should you lawfully identify or nominate substitute nominees sufficiently in advance of the deadline for submitting consents, you will file an amended consent solicitation statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to make such statement consistent with Rule 14a-4(c)(5).  Please see page 25 of the Consent Statement.  Group 42 confirms its understanding that should it lawfully identify or nominate substitute nominees sufficiently in advance of the deadline for submitting consents, Group 42 will file an amended consent solicitation statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

November 20, 2015

Stockholder Proposals for the Next Annual Meeting

10.
We note that the information that you have included relating to Rule 14a-5(e) does not appear to be the most recent information available. Also, you appear to be omitting certain other information from your consent solicitation statement in reliance on Rule 14a-5(c). If so, please make a clear reference to the particular document containing such information.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to reflect the comment.  Please see page 30 of the Consent Statement.  Group 42 has revised the Consent Statement to make a clear reference to the particular document containing the information omitted pursuant to Rule 14a-5(c).   Please see page 30 of the Consent Statement.

Information Concerning the Company

11.
We note the statement that the Group 42-BLR Group does not take any responsibility for the accuracy or completeness of the company information included in the consent solicitation statement. Please revise to remove this disclaimer.

Group 42 acknowledges the Staff’s comment and has revised the referenced disclaimer under the “Additional Information” Section in the Consent Statement.  Please see page 30 of the Consent Statement.

Consent card

12.	Please provide “against” boxes instead of “withhold consent” boxes. See Rule 14a-4(b) and instruction 2 thereto.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement to reflect the above comment.  Please see the revised Proxy Card at the end of the Consent Statement.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	Group 42, Inc.
Bradley L. Radoff
Steve Wolosky, Olshan Frome Wolosky LLP

November 20, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Consent Statement filed by the undersigned on November 6, 2015 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

November 20, 2015

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff, Individually and as attorney-in-fact for Pete J. Dickerson, Michael Keane and Joshua E. Schechter

Group 42, Inc.

By:	/s/ Paul A. Bell
	Name:	Paul A. Bell
	Title:	President and Chief Executive Officer

/s/ Paul A. Bell
Paul A. Bell

November 20, 2015

ANNEX A

(See attached)